August 8, 2025

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seneca Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-288044)
Request for Acceleration of Effectiveness

To Whom It May Concern:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Seneca Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern time, on August 12, 2025, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Robin Suskind
Robin Suskind
Managing Director